SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 17, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on March 17, 2003.

PRESS RELEASE

Amsterdam, 17 March 2003

A new division of tasks ING Group Executive Board

As previously announced, Hessel Lindenbergh will be retiring from ING Group Executive Board on 1 July 2003. In anticipation of Mr. Lindenbergh’s retirement his main responsibilities had already been assumed by Michel Tilmant. Mr. Lindenbergh’s activities with regard to corporate and institutional relationship management will be transferred to the other Executive Board members. In addition, there will be a new division of tasks within the ING Group Executive Board.

Alexander Rinnooy Kan will assume responsibility as chairman of the Executive Committee ING Asia/Pacific. As previously announced, Phill Shirriff, CEO of ING Asia/Pacific, is retiring on 31 March 2003 and will be succeeded by Jacques Kemp. Mr. Rinnooy Kan continues to be responsible for ING Real Estate, Baring Asset Management, Baring Private Equity Partners, Parcom, ING Trust and for Corporate Human Resources & Management Development, IT and Corporate Procurement.

Fred Hubbell will assume the global co-ordinating role for ING Investment Management as well as global responsibility for ING’s pension business. Mr. Hubbell continues in his role as chairman of the Executive Committee ING Americas. Also, Fred Hubbell will take over Ewald Kist’s role as chairman of ING Insurance N.V., the holding company of ING’s insurance operations.

The new division of responsibilities reflects ING’s structure of three regional Executive Centers (Europe, Americas and Asia/Pacific) in addition to the CEO and CFO role.

The composition of ING Group Executive Board as of 1 July 2003:
Ewald Kist, Chairman
Michel Tilmant, Vice-Chairman and Chairman Executive Committee ING Europe
Fred Hubbell, Chairman Executive Committee ING Americas
Cees Maas, Chief Financial Officer
Alexander Rinnooy Kan, Chairman Executive Committee ING Asia/Pacific

Press enquiries: Peter Jong, ING Group, tel. +31 20 541 5457

SIGNATURE

                             Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ D.C. van Wassenaer

D.C. van Wassenaer General Manager Corporate Legal, Compliance & Security Department

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  March 17, 2003